CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

June 28, 2006
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) is pleased to announce the results from holes CR06-6, CR06-8, CR06-11, and CR06-12, which are part of the current drill program at the Company’s Robertson Property on the Battle Mountain - Cortez - Eureka gold trend Nevada, U.S.A.

Bob McCusker, a Qualified Person under National Instrument 43-101 reports as follows:

Hole CR06-12 was drilled along the west edge of the grid in an attempt to off set the high-grade in AT-51.

Holes CR06-6 and 11 were collared along the east side of the 39A zone. Results suggest that mineralization is decreasing in both grade and thickness from west to east between CR06-9 (130 ft/0.05 oz Au/t from 685 ft) and CR06-11 (15ft/0.032 oz Au/t from 700 ft followed by 60ft/0.027 oz Au/t from 745), a horizontal distance between holes of about 105 ft. A similar decrease in grade also occurred between AT-40 (125 ft/0.080 oz Au/t from 665 ft) and CR06-6 (35 ft/0.021 oz Au/t from 710 ft followed by 90 ft/0/.027 oz Au/t from 770 ft), a horizontal distance between holes of 125 ft.

Hole CR06-8 was collared along the northeast edge of the current drill grid. The hole encountered some significant grade and more clearly defines a NE trend as an important direction controlling high-grade.

The principal intersections of gold mineralization were calculated using a cut off grade of 0.015 oz Au/t to calculate the average grade and thickness of the gold bearing zones as follows:

	Depth
Hole No.	From(ft)	To(ft)	Width(ft)*	Gold Grade(oz/ton)
CR06-6	710	745	35	0.021
including	770	860	90	0.027

CR06-8	310	345	35	0.046
	470	505	35	0.011
	615	740	125	0.083
including	685	735	50	0.149

CR06-11	700	715	15	0.032
	745	805	60	0.027
	880	890	10	0.072

CR06-12	410	465	45	0.017
	610	645	35	0.046
including	610	615	5	0.210

Because of the flat-lying nature of mineralization, the intersections cited above are thought to represent true thickness.

Bob McCusker concludes the holes completed so far this year certainly provide better definition of the distribution of higher grade gold which may help to define important “feeder” structures.

The samples were fire assayed at ALS Chemex Lab, Sparks, Nevada.

This report prepared by Chris J. Sampson, P. Eng., Director and V.P. Explorations, a Qualified Person for National Instrument 43-101.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Chris Sampson”
Chris Sampson,
VP Exploration

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